Pantheon Ventures (US) LP

Transamerica Center

600 Montgomery Street, 23rd Floor

San Francisco, California 94111

June 23, 2021

WAIVER LETTER

AMG Pantheon Master Fund, LLC

One Stamford Plaza

263 Tresser Boulevard, Suite 949

Stamford, Connecticut 06901

Re: Investment Management Fee Waiver

Ladies and Gentlemen:

This Waiver Letter documents an undertaking by Pantheon Ventures (US) LP (the “Adviser”) to waive a portion of its investment management fee charged to AMG Pantheon Master Fund, LLC (the “Master Fund”), under an Investment Management Agreement between the Adviser and the Master Fund dated as of May 20, 2014, and as amended through the date hereof (the “Investment Management Agreement”).

In consideration of the investment management fee payable to the Adviser under an Investment Management Agreement between the Adviser and AMG Pantheon Lead Fund, LLC dated as of June 23 2021 (the “Lead Fund Investment Management Agreement”), the Adviser hereby undertakes, effective June 23, 2021, to waive a portion of the investment management fee that the Adviser otherwise would have been entitled to receive with respect to any particular month from the Master Fund in an amount equal to the investment management fee paid to the Adviser under the Lead Fund Investment Management Agreement with respect to such month.

This waiver shall continue until the earlier of (i) the mutual agreement of the Adviser and the Board of Directors of the Master Fund or (ii) such time that the Investment Management Agreement or the Lead Fund Investment Management Agreement terminates.

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Sincerely,

Pantheon Ventures (US) LP

By:	/s/ Susan Long McAndrews
	Name:	Susan Long McAndrews
	Title:	Managing Director
	Date:	June 23, 2021

ACKNOWLEDGED AND ACCEPTED

AMG Pantheon Master Fund, LLC

By:	/s/ Keitha L. Kinne
	Name:	Keitha L. Kinne
	Title:	Chief Operating Officer
	Date:	June 23, 2021